                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of November 2005



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F [X]                 Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 Yes [ ]                       No [X]


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BANCOLOMBIA S.A.
                                  (Registrant)


Date: November 15, 2005               By  /s/  JAIME ALBERTO VELASQUEZ B.
                                          ----------------------------------
                                      Name:  Jaime Alberto Velasquez B.
                                      Title: Vice President of Finance

[BANCOLOMBIA LETTERHEAD]


      BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $600,010 MILLION
                      DURING THE FIRST TEN MONTHS OF 2005

MEDELLIN, COLOMBIA. NOVEMBER 15, 2005

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $600,010 million as of October 31, 2005. For the first ten months of 2005, the total net interest, including investment securities amounted to Ps$1,364,494 million. Additionally, total net fees and income from services amounted to Ps $435,686 million.

Total assets amounted to Ps 22.69 trillion in October 2005, total deposits totaled Ps 13.61 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.10 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.75% as of October 31, 2005, and the level of allowance for past due loans was 113.54%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in October 2005 was as follows: 17.6% of total deposits, 21.4% of total net loans, 18.2% of total savings accounts, 18.4% of total checking accounts and 15.4% of total time deposits.





*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                    OCTOBER 2005


BANCOLOMBIA S.A.                                                                                GROWTH
BALANCE SHEET                                                    AS OF                        OCT05/SEP05
                                                      ---------------------------      ---------------------------
(Ps Millions)                                           SEP-05           OCT-05             $               %
                                                      ----------       ----------      ----------       ----------
ASSETS
Cash and due from banks                                  866.591          968.642         102.051           11,78%
Overnight funds sold                                      68.944           79.811          10.867           15,76%
TOTAL CASH AND EQUIVALENTS                               935.535        1.048.453         112.918           12,07%
                                                      ----------       ----------      ----------       ----------
DEBT SECURITIES                                        6.024.510        6.644.420         619.910           10,29%
Trading                                                3.701.030        3.613.165         -87.865           -2,37%
Available for Sale                                     1.360.557        1.730.391         369.834           27,18%
Held to Maturity                                         962.923        1.300.864         337.941           35,10%
EQUITY SECURITIES                                        930.966          801.047        -129.919          -13,96%
Trading                                                  133.574              425        -133.149          -99,68%
Available for Sale                                       797.392          800.622           3.230            0,41%
Market value allowance                                   -37.729          -37.954            -225            0,60%
NET INVESTMENT SECURITIES                              6.917.747        7.407.513         489.766            7,08%
                                                      ----------       ----------      ----------       ----------
Commercial loans                                       9.492.854        9.319.804        -173.050           -1,82%
Consumer loans                                         1.999.904        2.010.039          10.135            0,51%
Small business loans                                      98.620           97.080          -1.540           -1,56%
Mortgage loans                                         1.475.421        1.467.369          -8.052           -0,55%
Allowance for loans and financial leases losses         -586.765         -545.113          41.652           -7,10%
NET TOTAL LOANS AND FINANCIAL LEASES                  12.480.034       12.349.179        -130.855           -1,05%
                                                      ----------       ----------      ----------       ----------
Accrued interest receivable on loans                     153.038          158.442           5.404            3,53%
Allowance for accrued interest losses                    -11.433           -9.524           1.909          -16,70%
NET TOTAL INTEREST ACCRUED                               141.605          148.918           7.313            5,16%
                                                      ----------       ----------      ----------       ----------
Customers' acceptances and derivatives                    94.139          152.797          58.658           62,31%
Net accounts receivable                                  152.396          155.173           2.777            1,82%
Net premises and equipment                               344.639          343.507          -1.132           -0,33%
Foreclosed assets                                         36.096           36.771             675            1,87%
Prepaid expenses and deferred charges                      9.345           18.253           8.908           95,32%
Goodwill                                                  56.621           54.734          -1.887           -3,33%
Other                                                    173.560          266.910          93.350           53,79%
Reappraisal of assets                                    678.162          705.713          27.551            4,06%
                                                      ----------       ----------      ----------       ----------
TOTAL ASSETS                                          22.019.879       22.687.921         668.042            3,03%
                                                      ==========       ==========      ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                   2.806.772        2.766.967         -39.805           -1,42%
Checking accounts                                      2.433.865        2.497.776          63.911            2,63%
Other                                                    372.907          269.191        -103.716          -27,81%
                                                      ----------       ----------      ----------       ----------
INTEREST BEARING                                      10.647.091       10.842.586         195.495            1,84%
Checking accounts                                        191.186          171.517         -19.669          -10,29%
Time deposits                                          3.179.636        3.135.097         -44.539           -1,40%
Savings deposits                                       7.276.269        7.535.972         259.703            3,57%
                                                      ----------       ----------      ----------       ----------
TOTAL DEPOSITS                                        13.453.863       13.609.553         155.690            1,16%
Overnight funds                                          539.117          983.386         444.269           82,41%
Bank acceptances outstanding                              56.584           69.872          13.288           23,48%
Interbank borrowings                                   1.376.618        1.478.910         102.292            7,43%
Borrowings from domestic development banks               874.960          880.531           5.571            0,64%
Accounts payable                                         722.305          549.971        -172.334          -23,86%
Accrued interest payable                                 133.028          137.345           4.317            3,25%
Other liabilities                                        197.676          256.642          58.966           29,83%
Bonds                                                  1.292.140        1.284.149          -7.991           -0,62%
Accrued expenses                                         319.492          338.996          19.504            6,10%
                                                      ----------       ----------      ----------       ----------
TOTAL LIABILITIES                                     18.965.783       19.589.355         623.572            3,29%
                                                      ==========       ==========      ==========       ==========
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                           363.914          363.914               0            0,00%
                                                      ----------       ----------      ----------       ----------
RETAINED EARNINGS                                      1.415.800        1.461.310          45.510            3,21%
Appropiated                                              861.300          861.300               0            0,00%
Unappropiated                                            554.500          600.010          45.510            8,21%
                                                      ----------       ----------      ----------       ----------
REAPPRAISAL AND OTHERS                                 1.180.111        1.211.343          31.232            2,65%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES          94.271           61.999         -32.272          -34,23%
                                                      ----------       ----------      ----------       ----------
TOTAL SHAREHOLDER'S EQUITY                             3.054.096        3.098.566          44.470            1,46%
                                                      ==========       ==========      ==========       ==========
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            22.019.879       22.687.921         668.042            3,03%
                                                      ==========       ==========      ==========       ==========


                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                    OCTOBER 2005


BANCOLOMBIA S.A.                                                                                                 VARIATION
INCOME STATEMENT                                              ACCUMULATED                    MONTH               SEP-OCT05
(Ps Millions)                                             SEP-05      OCT-05      AUG-05     SEP-05     OCT-05       %
                                                         ---------   ---------   --------   --------   --------   --------
INTEREST INCOME AND EXPENSES
Interest on loans                                        1.303.544   1.455.365    149.322    151.400    151.821      0,28%
Interest on investment securities                          544.594     564.996     46.035    125.792     20.402    -83,78%
Overnight funds                                             15.830      17.752      2.444      1.949      1.922     -1,39%
TOTAL INTEREST INCOME                                    1.863.968   2.038.113    197.801    279.141    174.145    -37,61%
                                                         ---------   ---------   --------   --------   --------   --------
Interest expense
Checking accounts                                            4.390       4.970        513        592        580     -2,03%
Time deposits                                              212.305     231.518     21.776     20.667     19.213     -7,04%
Savings deposits                                           178.716     200.033     20.872     19.958     21.317      6,81%
TOTAL INTEREST ON DEPOSITS                                 395.411     436.521     43.161     41.217     41.110     -0,26%
                                                         ---------   ---------   --------   --------   --------   --------
Interbank borrowings                                        35.021      40.135      4.724      4.711      5.114      8,55%
Borrowings from domestic development banks                  55.853      61.438      5.865      5.710      5.585     -2,19%
Overnight funds                                             36.358      39.703      2.786      2.460      3.345     35,98%
Bonds                                                       86.864      95.822      9.556      8.995      8.958     -0,41%
TOTAL INTEREST EXPENSE                                     609.507     673.619     66.092     63.093     64.112      1,62%
                                                         ---------   ---------   --------   --------   --------   --------
NET INTEREST INCOME                                      1.254.461   1.364.494    131.709    216.048    110.033    -49,07%
Provision for loan and accrued interest losses, net       (107.430)   (122.746)    (6.608)   (23.762)   (15.316)   -35,54%
Recovery of charged-off loans                               43.927      62.856      5.238      3.308     18.929    472,22%
Provision for foreclosed assets and other assets           (47.831)    (61.979)    (4.945)    (7.300)   (14.148)    93,81%
Recovery of provisions for foreclosed assets and other      30.047      32.473      4.029      1.421      2.426     70,72%
                                                         ---------   ---------   --------   --------   --------   --------
assets
TOTAL NET PROVISIONS                                       (81.287)    (89.396)    (2.286)   (26.333)    (8.109)   -69,21%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                              1.173.174   1.275.098    129.423    189.715    101.924    -46,28%
                                                         ---------   ---------   --------   --------   --------   --------
Commissions from banking services and other services        44.757      49.843      4.244      5.676      5.086    -10,39%
Electronic services and ATM's fees, net                     78.771      85.766      7.258      6.494      6.995      7,71%
Branch network services, net                                35.643      39.828      4.432      4.336      4.185     -3,48%
Collections and payments fees, net                          41.683      46.296      4.907      4.810      4.613     -4,10%
Credit card merchant fees, net                               7.387       8.448        716      1.211      1.061    -12,39%
Credit and debit card fees, net                            152.967     171.815     17.647     17.884     18.848      5,39%
Checking fees, net                                          40.939      45.357      4.843      4.817      4.418     -8,28%
Check remittance, net                                        7.723       8.585        972        938        862     -8,10%
International operations, net                               18.017      19.731      2.005      1.694      1.714      1,18%
TOTAL FEES AND OTHER SERVICE INCOME                        427.887     475.669     47.024     47.860     47.782     -0,16%
                                                         ---------   ---------   --------   --------   --------   --------
Other fees and service expenses                            (34.498)    (39.983)    (4.863)    (4.364)    (5.485)    25,69%
TOTAL FEES AND INCOME FROM SERVICES, NET                   393.389     435.686     42.161     43.496     42.297     -2,76%
                                                         ---------   ---------   --------   --------   --------   --------
OTHER OPERATING INCOME
Net foreign exchange gains                                 (63.263)    (58.699)    (1.628)    (8.821)     4.564   -151,74%
Forward contracts in foreign currency                      124.064     132.459      9.746     15.414      8.395    -45,54%
Dividend income                                             99.997      99.997         24          -          -      0,00%
Communication, rent payments and others                      1.255       1.390        144        136        135     -0,74%
TOTAL OTHER OPERATING INCOME                               162.053     175.147      8.286      6.729     13.094     94,59%
                                                         ---------   ---------   --------   --------   --------   --------
TOTAL INCOME                                             1.728.616   1.885.931    179.870    239.940    157.315    -34,44%
OPERATING EXPENSES
Salaries and employee benefits                             378.088     421.809     42.655     46.043     43.721     -5,04%
Bonus plan payments                                         12.016      13.882      2.378      4.870      1.866    -61,68%
Compensation                                                 5.849       7.046        591        747      1.197     60,24%
Administrative and other expenses                          505.901     549.452     64.673     66.982     43.551    -34,98%
Deposit security, net                                       37.695      39.922      1.990      4.715      2.227    -52,77%
Donation expenses                                              410         422         15         13         12     -7,69%
Depreciation                                                48.870      54.107      5.344      6.817      5.237    -23,18%
TOTAL OPERATING EXPENSES                                   988.829   1.086.640    117.646    130.187     97.811    -24,87%
                                                         ---------   ---------   --------   --------   --------   --------
NET OPERATING INCOME                                       739.787     799.291     62.224    109.753     59.504    -45,78%
Merger expenses                                             30.576      34.982      3.766      3.871      4.406     13,82%
Goodwill amortization Banco de Colombia                     16.986      18.874      1.887      1.887      1.888      0,05%
NON-OPERATING INCOME (EXPENSE)
Other income                                                34.605      35.675      3.638      2.282      1.070    -53,11%
Other expense                                              (55.089)    (57.686)    (4.665)   (10.843)    (2.597)   -76,05%
TOTAL NON-OPERATING INCOME                                 (20.484)    (22.011)    (1.027)    (8.561)    (1.527)   -82,16%
INCOME BEFORE INCOME TAXES                                 671.741     723.424     55.544     95.434     51.683    -45,84%
Income tax expense                                        (117.241)   (123.414)       (88)   (10.380)    (6.173)   -40,53%
                                                         ---------   ---------   --------   --------   --------   --------
NET INCOME                                                 554.500     600.010     55.456     85.054     45.510    -46,49%
                                                         =========   =========   ========   ========   ========   ========